SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 15, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 15, 2007

* Print the name and title of the signing officer under his signature
-------

Ste. 1020 - 800 West Pender Street
Vancouver , BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

MINING AREA SCOPING APPROVED FOR CONTINENTAL'S XIETONGMEN PROJECT

May 15 , 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX Venture: KMK; OTCBB: KMKCF) announces that approval has been received from the central government's Ministry of Land and Resources for the Mining Area Scoping ("MAS") for the Xietongmen Project in the Tibet Autonomous Region of China. The MAS approval is a very important step in the process to obtain a mining license.

The Xietongmen porphyry copper-gold deposit was discovered by drilling in 2005. A comprehensive program centered on the deposit commenced in 2006, designed to collect the data necessary for an international feasibility study, environmental and socioeconomic assessments and Chinese mining license application. International consulting groups and Chinese design institutes are engaged in these studies, which are targeted for completion in 2007.

The mining license application requirements include the Mineral Resources Report; the Mine Area Scoping; the Mineral Resources Development and Utilization Plan; and the Environmental Assessment with Social Component (ESIA). These reports integrate assessments of land use; the geological environment and mineral resources; the technical and financial aspects of mining and treating the mineralization; the health and safety aspects of the potential operation; water use and water and soil conservation; and the environmental and social aspects of the project. Several of the reports are utilized in more than one component of the application. The information in the items above will also comprise the bulk of the international feasibility study and ESIA.

The Mineral Resources Report was submitted and approved by the Ministry of Land and Resources in late 2006, confirming of the size of the deposit. This information was utilized in the MAS to estimate the production rate and life of the operation in order to delimit the surface area and depth of development and determine the geographic coordinates of the future mine.

President and CEO Gerald Panneton said: "Acquiring the MAS approval demonstrates the positive attitude of the government towards an investment in China's minerals and metals industry. Achieving such a milestone in this timeframe reflects the diligence with which our staff and consultants have been working to advance the geological, engineering, environmental and socioeconomic studies for the project. This work is proceeding in parallel with our community engagement and government liaison programs. We are committed to working with the local communities and government agencies to design an operation that will meet both Chinese and international standards, and contribute to the economic development of the region."

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Continental expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.